EXHIBIT 4.2



                             AMENDED PROMISSORY NOTE




$1,666,000                                San Francisco, California
                                          November 6, 2003



The undersigned promises to pay $1,666,000 to the order of:

Knight Fuller, Inc.
150 Post Street, Suite 405
San Francisco, CA 94108

With interest on the outstanding balance thereon at the rate of eight percent (8%) per annum from November 6, 2003 ("Interest Start Date") until paid, payable in installments of interest in the amount of $11,106.66 per month. Interest shall be paid 6th day of each month, beginning on December 6, 2003 and continuing on the same day each month thereafter.

Borrower shall pay to the Note Holder a late charge of 10% of any payment received by the Note Holder within 3 days after payment is due.

This Note is payable on demand.




Borrower:

/s/ WILLIAM G. KNUFF, III
-----------------------------
William G. Knuff, III
Co-Chief Executive Officer, for
Sutter Holding Company, Inc.